May 14, 2010	TSX: QC
NYSE AMEX: QCC

QUEST CAPITAL REPORTS FIRST QUARTER 2010 RESULTS

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”), a Canadian mortgage investment corporation (“MIC”), today reported its financial results for the three months ended March 31, 2010.

“We continue to make progress in dealing with our problem loans and as a result of loan monetization we have a considerable amount of cash even after substantially completing our normal course issuer bid,“ said A. Murray Sinclair, Quest Chairman. “We expect further monetization to occur and while we have recommenced lending on a cautious basis, we do not anticipate utilizing all of our cash over the near term. In the interim, we continue to look to enhance shareholder value and close the discrepancy between our book value of $1.82 per share and our trading price.”

FIRST QUARTER FINANCIAL HIGHLIGHTS

  The Company is debt free and was able to increase its cash position to $34.4 million from $4.7 million at December 31, 2009.

  Net interest income was $3.4 million compared to $6.6 million a year ago, reflecting a reduction in performing loans upon which interest is recognized.

  The Company recorded net income of $0.4 million ($nil per share) compared to $1.4 million ($0.01 per share) for the same period in 2009 and compared to a net loss of $13.6 ($0.09 per share) for the previous quarter ending December 31, 2009.

  The Company’s book value per share was $1.82, an increase of $0.01 from December 31, 2009. After taking into account the substantial completion of the normal course issuer bid subsequent to the quarter end, the Company’s proforma book value per share is $1.85.

PROVISION FOR LOAN LOSSES

The Company had impaired loans with an aggregated carrying value of $134.0 million (16 borrowers) as at March 31, 2010 which is a decrease from $144.7 million (18 borrowers) at December 31, 2009. During the first quarter, a loan loss expense of $1.6 million was recorded, versus a loan loss expense of $15.0 million in the previous quarter ended December 31, 2009. The cumulative loan loss provision decreased to $34.6 million from $36.1 million as at December 31, 2009.

Jim Grosdanis, Quest CFO, stated “Consistent with our year end results, Quest continues to increase its ability to control and market many of the properties under enforcement proceedings, and as such, we expect to further monetize some of our impaired loans. While further risk of loan impairments remains, we are confident in our strategy for preserving capital.”

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941

DIVIDENDS AND TAX LOSS CARRY FORWARDS

Quest’s common share dividend policy is guided by its status as a MIC. This status allows the Company to reduce its taxable income to a negligible amount through the payment of dividends to common and preferred shareholders after first utilizing any tax losses and other tax deduction carry-forwards. While Quest did have taxable income in 2010 to utilize these tax losses, at March 31, 2010, there are $32.7 million of non-capital tax losses carried forward from prior years which may be utilized in future years. At this time, under the current economic circumstances, Quest cannot reasonably determine the precise timing, in the short term, of the utilization of its tax loss carry-forwards and it is unlikely a dividend will be paid during 2010 or in the immediate future.

CONFERENCE CALL

A conference call will be hosted by A. Murray Sinclair, Chairman, and Jim Grosdanis, Chief Financial Officer. It will begin at 11:00 a.m. Eastern Daylight Savings Time on May 18, 2010 and can be accessed by dialing (416) 644-3414. The call will be recorded and a replay made available for one week ending May 25, 2010 at midnight. The replay can be accessed about one hour after the call by dialing (416) 640-1917 and entering passcode 4291593 followed by the number sign.

ANNUAL GENERAL MEETING

Quest’s annual meeting of shareholders will take place on Tuesday, May 18th at 1:30 p.m. at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto.

ABOUT QUEST

Quest Capital Corp. is a publicly traded mortgage investment corporation. For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contacts:
A. Murray Sinclair, Chairman
or
Jim Grosdanis, Chief Financial Officer
(P): (604) 687-8378 (Toll Free): (800) 318-3094

Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.

These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.